September 28, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (716) 841-2404

Roger K. McGregor
Executive Vice President and
Chief Financial Officer
HSBC USA, Inc.
452 Fifth Avenue
New York, NY 10018

	Re:	HSBC USA, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
		Filed February 28, 2005
		File No. 1-02940

Dear Mr. McGregor:

	We have reviewed the above referenced filing, and have the following comments. We have limited our review to only the issues
raised in our comments.   Where indicated, we think you should
revise
future filings beginning with your Form 10-Q for the period ended September 30, 2005 in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

Note 5 - Securities, page 84
1. Please tell us if your investments in "U.S. Government Agency" securities include investments in government sponsored entities such as Freddie Mac and Fannie Mae. If you do hold investments in these entities, please revise future filings and similar disclosures elsewhere in your filings to separately disclose your investments in government sponsored entities from U.S. Government agencies. We do not believe that it is appropriate to aggregate given the difference in risk profiles.

Note 21 - Business Segments, page 105

2. Please revise future filings to provide all the disclosures required by SFAS 131 in the notes to the financial statements. Tell us how you considered the disclosure requirements of paragraph 26 of
SFAS 131. Incorporating disclosures in MD&A by reference into the financial statements is not appropriate.

Note 25 - Securitizations and Variable Interest Entities, page 111

3. Given the significance of the VIE`s that you use to conduct your business, please revise future filings to provide a more robust disclosure of these entities; including why they are not required to be consolidated and the volume of business transacted through these
VIE`s.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Isa Farhat at (202) 551-3485 or me at (202)
551-3494 if you have questions regarding our comments.



      Sincerely,


						Kevin W. Vaughn
						Branch Chief Accountant


Roger K. McGregor
HSBC USA, Inc.
September 28, 2005
Page 1